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11/21/2002

TC 11/18/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02053651

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NOV 14 2002
180

SEC FILE NUMBER
8-52854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fenimore Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

384 North Grand Street, PO Box 399
(No. and Street)

Cobleskill (City) NY (State) 12043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Bucci (518) 234-4393
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
NOV 26 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph A. Bucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenimore Securities, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Secretary/Treasurer
Title

[signature]
Notary Public

HERBERT L. SHULTZ, JR.
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 4528347
Commission Expires June 30, 20 06

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on the Internal Accounting Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Stockholder of
Fenimore Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Fenimore Securities, Inc. at September 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 1, 2002

Fenimore Securities, Inc.
Statement of Financial Condition
September 30, 2002

Assets		
Cash	$	32,723
Due from Fenimore Asset Management, Inc.		1,747
Prepaid expense		3,700
Total assets	$	38,170
Liabilities and Stockholder Equity		
Accrued expenses	$	2,600
Total liabilities		2,600
Stockholder's equity		
Capital stock, no par value; 1,000 shares authorized; 100 shares issued and outstanding		35,000
Retained earnings		570
Total stockholder's equity		35,570
Total liabilities and stockholder's equity	$	38,170

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Income
For the Year Ended September 30, 2002

Income	
Interest income	$ 486
Total income	486
Operating expenses	
NASD/Blue Sky fees	29,721
Professional services	12,986
Other expense	710
Franchise taxes	100
Total operating expenses	43,517
Less expense reimbursements (Note 3)	(43,517)
Net income	$ 486

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.

Statement of Changes of Stockholder's Equity
September 30, 2002

	Capital Stock	Retained Earnings	Total Stockholder's Equity
Balance, beginning	$ 35,000	$ 84	$ 35,084
Net income	-	486	486
Balance, ending	$ 35,000	$ 570	$ 35,570

The accompanying notes are an integral part of these financial statements.

Fenimore Securities, Inc.
Statement of Cash Flows
September 30, 2002

Cash flows from operating activities		
Net income	$	486
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) in assets		
Due from Fenimore Asset Management, Inc.		(1,747)
Prepaid expenses		(164)
(Decrease) in current liabilities		
Accounts payable and accrued expenses		(17,184)
Net cash used in operating activities		(18,609)
Net decrease in cash		(18,609)
Cash at beginning of year		51,332
Cash at end of year	$	32,723
Supplemental disclosure of cash flow information		
Cash payments for		
Franchise taxes	$	100

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Significant Accounting Policies

Nature of business
Fenimore Securities, Inc. ("Company") is broker-dealer whose sole business is the distribution of shares of registered open end investment companies. As such, the Company operates under the provisions of paragraph (k)(1)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

Significant accounting policies
A summary of significant accounting policies follows:

Cash
The Company maintains its cash in two accounts at one regional bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on its cash deposits.

Income recognition
Interest income is accrued as earned.

Accounting estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Actual results could differ from those estimates.

2. Net Capital Requirement

The Company, is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of September 30, 2002, the Company had net capital of $30,123 which was $5,123 in excess of its required net capital of $25,000. The Company's net capital ratio was .09 to 1.

3. Agreement with Affiliated Companies

The Company has agreed to enter into a Distribution Agreement with Fenimore Asset Management Trust (the "Trust"), an affiliated company. The Company's stockholder is a trustee of the Trust. According to the Distribution Agreement the Company would be permitted to act as an exclusive agent to sell and to arrange for sale of the shares of the Trust. The Company is entitled to receive distributions fees pursuant to any distribution plan adopted by the Trust under Rule 12b-1 of the Investment Company Act of 1940 and any sales charges levied on the Trusts shareholders in accordance with its prospectus. No plan has been adopted by the Trust and no sales charges are authorized under the current Fund's prospectus.

The Company entered into an Expense Reimbursement Agreement (the "Reimbursement Agreement") with Fenimore Asset Management, Inc. (the "Investment Manager"), an affiliated company whose principal shareholder is the stockholder of the Company. The Reimbursement

Agreement requires the Investment Manager to reimburse the Company for all its expenditures. The Reimbursement Agreement is terminable upon 90 days written notice and/or upon termination of either the Trust's Investment Management Agreement or the Distribution Agreement. During the current year the Investment Manager reimbursed the Company $43,517.

The Company entered into the Administrative Service Agreement (the "Service Agreement") with FAM Shareholder Services Inc., an affiliated company whose shareholder is also the shareholder of the Company. The Service Agreement stipulates that FAM Shareholder Services Inc. provide office space and facilities for the Company, prepare and maintain books and records for the Company, and compile information for reports to and filing with government agencies. The Company is not charged for any costs related to these services. The Service Agreement is terminable on 60 days written notice by either party.

Fenimore Securities, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1
September 30, 2002 — Schedule I

Total stockholder's equity from statement of financial condition	$	35,570
Deductions		
Nonallowable assets		
Due from Fenimore Asset Management, Inc.		1,747
Prepaid expense		3,700
Net capital	$	30,123
Aggregate indebtedness		
Accrued expenses and other liabilities	$	2,600
Total aggregate indebtedness	$	2,600
Computation of basic net capital requirement		
Mininum net capital required (greater of $25,000 or 6.23% of aggregate indebtedness)	$	25,000
Excess net capital	$	5,123
Ratio of aggregate indebtedness to net capital		0.09 to 1

The above computation does not differ materially from the Company's computation of net capital filed on FOCUS Form X-17A-5 Part IIA with the National Association of Securities Dealers, Inc.

Fenimore Securities, Inc.
Statement Pursuant to Rule 15c3-3
Year Ended September 30, 2002 — Schedule II

For the year ended September 30, 2002 the distribution transactions of the Company would have been limited to the sale and redemption of redeemable securities of registered open end investment companies, and is therefore, exempt from Rule 15c3-3 (Subparagraph (k)(1)(i)).

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

To the Stockholder of
Fenimore Securities, Inc.
Cobleskill, New York

In planning and performing our audit of the financial statements and supplemental schedules of Fenimore Securities Inc. (the "Company") for the year ended September 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Computer, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 1, 2002

Fenimore Securities, Inc.

Financial Statements and Supplemental Schedules pursuant to Rule 17a(5)(d) of the Securities Exchange Act of 1934
As of and for the year ended September 30, 2002